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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Solarfun Power Holdings Co., Ltd.
(Name of Issuer)
Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)
83415U108
(CUSIP Number)
Good Energies General Partner Jersey Limited
9 Hope Street
St. Helier
Jersey, Channel Islands JE2 3NS
Facsimile No.: 44 1534 754 510
Attn: Fintan Michael Kennedy
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 29, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Good Energies II LP, acting by its general partner, Good Energies General Partner Jersey Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7	SOLE VOTING POWER

NUMBER OF		88,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		88,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	180,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	74.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Includes 88,178,005 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), or American Depositary Shares (“ADSs”) in respect of such Ordinary Shares, of Solarfun Power Holdings Co., Ltd. (the “Issuer”) owned of record by one or more of the Reporting Persons (as defined in the Original Schedule 13D) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of the Issuer owned of record by one or more of the Sellers (as defined in the Original Schedule 13D), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined in the Original Schedule 13D). See Item 5 for more information.
** Total outstanding Ordinary Shares of 242,224,744 as reported in the “Principal Shareholders” table included in the prospectus filed with the Securities Exchange Commission by the Issuer on January 23, 2008 pursuant to Rule 424(b)(4) (the “Prospectus”). As a result of the Issuer’s obligations to repurchase the ADSs sold to an affiliate of the underwriter pursuant to a share issuance and repurchase agreement (as more fully described in the Prospectus), the Issuer has stated that it does not believe that the Ordinary Shares represented by ADSs offered pursuant to the Prospectus have increased the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership. According to the Prospectus, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement, total outstanding Ordinary Shares would be 287,052,799 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter’s exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of 63.0% in line 13 above.

CUSIP No.

1	NAMES OF REPORTING PERSONS Good Energies Investments (Jersey) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7	SOLE VOTING POWER

NUMBER OF		88,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		88,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	180,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	74.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 88,178,005 Ordinary Shares or ADSs in respect of such Ordinary Shares, of the Issuer owned of record by one or more of the Reporting Persons (as defined in the Original Schedule 13D) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of the Issuer owned of record by one or more of the Sellers (as defined in the Original Schedule 13D), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined in the Original Schedule 13D). See Item 5 for more information.
** Total outstanding Ordinary Shares of 242,224,744 as reported in the “Principal Shareholders” table included in the Prospectus. As a result of the Issuer’s obligations to repurchase the ADSs sold to an affiliate of the underwriter pursuant to a share issuance and repurchase agreement (as more fully described in the Prospectus), the Issuer has stated that it does not believe that the Ordinary Shares represented by ADSs offered pursuant to the Prospectus have increased the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership. According to the Prospectus, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement, total outstanding Ordinary Shares would be 287,052,799 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter’s exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of 63.0% in line 13 above.

CUSIP No.

1	NAMES OF REPORTING PERSONS COFRA Jersey Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7	SOLE VOTING POWER

NUMBER OF		88,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		88,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	180,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	74.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 88,178,005 Ordinary Shares or ADSs in respect of such Ordinary Shares, of the Issuer owned of record by one or more of the Reporting Persons (as defined in the Original Schedule 13D) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of the Issuer owned of record by one or more of the Sellers (as defined in the Original Schedule 13D), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined in the Original Schedule 13D). See Item 5 for more information.
** Total outstanding Ordinary Shares of 242,224,744 as reported in the “Principal Shareholders” table included in the Prospectus. As a result of the Issuer’s obligations to repurchase the ADSs sold to an affiliate of the underwriter pursuant to a share issuance and repurchase agreement (as more fully described in the Prospectus), the Issuer has stated that it does not believe that the Ordinary Shares represented by ADSs offered pursuant to the Prospectus have increased the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership. According to the Prospectus, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement, total outstanding Ordinary Shares would be 287,052,799 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter’s exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of 63.0% in line 13 above.

CUSIP No.

1	NAMES OF REPORTING PERSONS COFRA Holding AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		88,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		88,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	180,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	74.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 88,178,005 Ordinary Shares or ADSs in respect of such Ordinary Shares, of the Issuer owned of record by one or more of the Reporting Persons (as defined in the Original Schedule 13D) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of the Issuer owned of record by one or more of the Sellers (as defined in the Original Schedule 13D), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined in the Original Schedule 13D). See Item 5 for more information.
** Total outstanding Ordinary Shares of 242,224,744 as reported in the “Principal Shareholders” table included in the Prospectus. As a result of the Issuer’s obligations to repurchase the ADSs sold to an affiliate of the underwriter pursuant to a share issuance and repurchase agreement (as more fully described in the Prospectus), the Issuer has stated that it does not believe that the Ordinary Shares represented by ADSs offered pursuant to the Prospectus have increased the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership. According to the Prospectus, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement, total outstanding Ordinary Shares would be 287,052,799 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter’s exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of 63.0% in line 13 above.

CUSIP No.

1	NAMES OF REPORTING PERSONS Good Energies (UK) LLP, acting by its managing member, Good Energies Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		88,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		88,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	180,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	74.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Includes 88,178,005 Ordinary Shares or ADSs in respect of such Ordinary Shares, of the Issuer owned of record by one or more of the Reporting Persons (as defined in the Original Schedule 13D) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of the Issuer owned of record by one or more of the Sellers (as defined in the Original Schedule 13D), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined in the Original Schedule 13D). See Item 5 for more information.
** Total outstanding Ordinary Shares of 242,224,744 as reported in the “Principal Shareholders” table included in the Prospectus. As a result of the Issuer’s obligations to repurchase the ADSs sold to an affiliate of the underwriter pursuant to a share issuance and repurchase agreement (as more fully described in the Prospectus), the Issuer has stated that it does not believe that the Ordinary Shares represented by ADSs offered pursuant to the Prospectus have increased the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership. According to the Prospectus, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement, total outstanding Ordinary Shares would be 287,052,799 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter’s exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of 63.0% in line 13 above.

CUSIP No.

1	NAMES OF REPORTING PERSONS Good Energies AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		88,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		88,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	180,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	74.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 88,178,005 Ordinary Shares or ADSs in respect of such Ordinary Shares, of the Issuer owned of record by one or more of the Reporting Persons (as defined in the Original Schedule 13D) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of the Issuer owned of record by one or more of the Sellers (as defined in the Original Schedule 13D), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined in the Original Schedule 13D). See Item 5 for more information.
** Total outstanding Ordinary Shares of 242,224,744 as reported in the “Principal Shareholders” table included in the Prospectus. As a result of the Issuer’s obligations to repurchase the ADSs sold to an affiliate of the underwriter pursuant to a share issuance and repurchase agreement (as more fully described in the Prospectus), the Issuer has stated that it does not believe that the Ordinary Shares represented by ADSs offered pursuant to the Prospectus have increased the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership. According to the Prospectus, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement, total outstanding Ordinary Shares would be 287,052,799 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter’s exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of 63.0% in line 13 above.

CUSIP No.

1	NAMES OF REPORTING PERSONS FIDARC SARL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Luxembourg

	7	SOLE VOTING POWER

NUMBER OF		88,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		88,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	180,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	74.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 88,178,005 Ordinary Shares or ADSs in respect of such Ordinary Shares, of the Issuer owned of record by one or more of the Reporting Persons (as defined in the Original Schedule 13D) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of the Issuer owned of record by one or more of the Sellers (as defined in the Original Schedule 13D), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined in the Original Schedule 13D). See Item 5 for more information.
** Total outstanding Ordinary Shares of 242,224,744 as reported in the “Principal Shareholders” table included in the Prospectus. As a result of the Issuer’s obligations to repurchase the ADSs sold to an affiliate of the underwriter pursuant to a share issuance and repurchase agreement (as more fully described in the Prospectus), the Issuer has stated that it does not believe that the Ordinary Shares represented by ADSs offered pursuant to the Prospectus have increased the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership. According to the Prospectus, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement, total outstanding Ordinary Shares would be 287,052,799 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter’s exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of 63.0% in line 13 above.

CUSIP No.

1	NAMES OF REPORTING PERSONS Good Energies Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		88,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		88,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	180,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	74.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 88,178,005 Ordinary Shares or ADSs in respect of such Ordinary Shares, of the Issuer owned of record by one or more of the Reporting Persons (as defined in the Original Schedule 13D) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of the Issuer owned of record by one or more of the Sellers (as defined in the Original Schedule 13D), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined in the Original Schedule 13D). See Item 5 for more information.
** Total outstanding Ordinary Shares of 242,224,744 as reported in the “Principal Shareholders” table included in the Prospectus. As a result of the Issuer’s obligations to repurchase the ADSs sold to an affiliate of the underwriter pursuant to a share issuance and repurchase agreement (as more fully described in the Prospectus), the Issuer has stated that it does not believe that the Ordinary Shares represented by ADSs offered pursuant to the Prospectus have increased the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership. According to the Prospectus, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement, total outstanding Ordinary Shares would be 287,052,799 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter’s exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of 63.0% in line 13 above.

CUSIP No.

1	NAMES OF REPORTING PERSONS Good Energies Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7	SOLE VOTING POWER

NUMBER OF		88,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		88,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	180,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	74.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 88,178,005 Ordinary Shares or ADSs in respect of such Ordinary Shares, of the Issuer owned of record by one or more of the Reporting Persons (as defined in the Original Schedule 13D) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of the Issuer owned of record by one or more of the Sellers (as defined in the Original Schedule 13D), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined in the Original Schedule 13D). See Item 5 for more information.
** Total outstanding Ordinary Shares of 242,224,744 as reported in the “Principal Shareholders” table included in the Prospectus. As a result of the Issuer’s obligations to repurchase the ADSs sold to an affiliate of the underwriter pursuant to a share issuance and repurchase agreement (as more fully described in the Prospectus), the Issuer has stated that it does not believe that the Ordinary Shares represented by ADSs offered pursuant to the Prospectus have increased the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership. According to the Prospectus, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement, total outstanding Ordinary Shares would be 287,052,799 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter’s exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of 63.0% in line 13 above.

CUSIP No.

1	NAMES OF REPORTING PERSONS The Banbury Settlement, acting through Fircroft Limited, as trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Channel Islands

	7	SOLE VOTING POWER

NUMBER OF		88,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		88,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	180,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	74.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 88,178,005 Ordinary Shares or ADSs in respect of such Ordinary Shares, of the Issuer owned of record by one or more of the Reporting Persons (as defined in the Original Schedule 13D) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of the Issuer owned of record by one or more of the Sellers (as defined in the Original Schedule 13D), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined in the Original Schedule 13D). See Item 5 for more information.
** Total outstanding Ordinary Shares of 242,224,744 as reported in the “Principal Shareholders” table included in the Prospectus. As a result of the Issuer’s obligations to repurchase the ADSs sold to an affiliate of the underwriter pursuant to a share issuance and repurchase agreement (as more fully described in the Prospectus), the Issuer has stated that it does not believe that the Ordinary Shares represented by ADSs offered pursuant to the Prospectus have increased the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership. According to the Prospectus, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement, total outstanding Ordinary Shares would be 287,052,799 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter’s exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of 63.0% in line 13 above.

CUSIP No.

1	NAMES OF REPORTING PERSONS Good Energies Investments Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Channel Islands

	7	SOLE VOTING POWER

NUMBER OF		88,178,005

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		92,717,487

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		88,178,005

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	180,895,492*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	74.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Includes 88,178,005 Ordinary Shares or ADSs in respect of such Ordinary Shares, of the Issuer owned of record by one or more of the Reporting Persons (as defined in the Original Schedule 13D) and an additional 92,717,487 Ordinary Shares or ADSs in respect of such Ordinary Shares of the Issuer owned of record by one or more of the Sellers (as defined in the Original Schedule 13D), which such additional Ordinary Shares and ADSs are subject to the Second Shareholders Agreement (as defined in the Original Schedule 13D). See Item 5 for more information.
** Total outstanding Ordinary Shares of 242,224,744 as reported in the “Principal Shareholders” table included in the Prospectus. As a result of the Issuer’s obligations to repurchase the ADSs sold to an affiliate of the underwriter pursuant to a share issuance and repurchase agreement (as more fully described in the Prospectus), the Issuer has stated that it does not believe that the Ordinary Shares represented by ADSs offered pursuant to the Prospectus have increased the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership. According to the Prospectus, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement, total outstanding Ordinary Shares would be 287,052,799 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter’s exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of 63.0% in line 13 above.

Item 2. Identity and Background
The disclosure in Item 2(a) of the Schedule 13D originally filed on December 28, 2007 (the “Original Schedule 13D”), is hereby amended by amending and restating subparagraph (iii) thereof with the first paragraph below, and by adding the second paragraph as subparagraph (xi) thereof, as follows:
(iii) COFRA Jersey Limited (“COFRA Jersey”), is a company incorporated in Jersey, the Channel Islands.
(xi) Good Energies Investments Holdings Limited (“GEIHL”), is a company incorporated in Jersey, the Channel Islands and the sole stockholder of GE Jersey.
The disclosure in Item 2(b) of the Original Schedule 13D is hereby amended by amending and restating the first paragraph thereof with the paragraph below, as follows:
(b) The address of the principal business office for each of GE II LP, GE General Partner, GE Jersey, GEIHL and COFRA Jersey is 3rd Floor, Britannic House, 9 Hope Street, St Helier, Jersey JE2 3NS, the Channel Islands.
The disclosure in Item 2(c) of the Original Schedule 13D is hereby amended by amending and restating it in its entirety, as follows:
(c) GE II LP, acting through its general partner, GE General Partner, is engaged in the business of making investments in the renewable energy sector. The principal activity of each of COFRA Jersey, CHAG, GE Jersey, FIDARC, GEHL and GEIHL is acting as a holding company. GE LLP (acting through its managing member GE Investments), GE Inc and GE AG are each an investment management and advisory company. Fircroft is in the business of acting as corporate trustee for The Banbury Settlement.
The name, business address, present principal occupation or employment and citizenship of the directors and executive officers of each of the Reporting Persons is set forth on Schedule A through Schedule K hereto, except with respect to GE II LP, which acts through its general partner, GE General Partner, and GE LLP, which acts through its managing member, GE Investments.
The disclosure in Item 2(d-e) of the Original Schedule 13D is hereby amended and restated in its entirety, as follows:
(d-e) During the past five years none of the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A through Schedule K hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The disclosure in Item 2(f) of the Original Schedule 13D is hereby amended and restated in its entirety by the paragraph below, as follows:
(f) Each of GE II LP, GE General Partner, GE Jersey, GEHL, Fircroft, COFRA Jersey and GEIHL is a citizen of the Channel Islands. GE LLP and GE Investments are citizens of the United Kingdom. GE Inc is a citizen of the USA. GE AG and CHAG are citizens of Switzerland. FIDARC is a citizen of Luxembourg.
Item 3. Source and Amount of Funds or Other Consideration.
The disclosure in Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety by the paragraph below, as follows:
The Reporting Persons obtained all the funds for the Purchased Shares and the Subsequently Purchased Shares (each as defined below) through cash obtained from affiliates of the Reporting Persons.

Item 4. Purpose of Transaction.
The disclosure in Item 4 of the Original Schedule 13D is hereby amended by amending and restating the first paragraph thereof with the first paragraph below, by amending and restating the third paragraph thereof with the second paragraph below, and by adding the third paragraph below after the eighth paragraph thereof, as follows:
As previously disclosed on a Schedule 13G filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, GE Jersey reported ownership of 15,027,312 Ordinary Shares, constituting approximately 6.3% of the outstanding Ordinary Shares (based on 239,994,754 outstanding Ordinary Shares as reported in the Issuer’s Form 20-F filed July 2, 2007) (the “Previously Owned Shares”). On December 31, 2007, GE Jersey transferred the Previously Owned Shares to GE II LP.
On December 20, 2007, the transactions contemplated by the Stock Purchase Agreement received requisite regulatory approvals and on December 27, 2007, the Share Purchase transactions contemplated by the Stock Purchase Agreement were consummated (the “Closing”). Pursuant to the Stock Purchase Agreement, the Purchaser designated GE II LP, acting by its general partner, GE General Partner, to receive the Purchased Shares and at the Closing, all of the Purchased Shares were transferred to GE II LP, acting by its general partner, GE General Partner, in lieu of Purchaser.
Pursuant to a prospectus filed with the SEC on January 23, 2008 pursuant to the Securities Act of 1933, as amended, and Rule 424(b)(4) promulgated thereunder (the “Prospectus”), the Issuer has offered for sale 7,843,140 ADSs (representing 39,215,700 Ordinary Shares) at a price of $15.00 (the “Offer”). The Issuer also granted the underwriter options to purchase up to an additional 1,176,471 ADSs (representing 5,882,355 Ordinary Shares) on the same terms, solely to cover over-allotments. In connection with the Offer, GE II LP agreed to purchase 1,000,000 ADSs, equivalent to 5,000,000 Ordinary Shares (the “Subsequently Purchased Shares”), at a price of $15.00 per ADS. Morgan Stanley & Co., the underwriter for the Offer, delivered the Subsequently Purchased Shares to GE II LP on January 29, 2008.
Item 5. Interest in Securities of the Issuer.
The disclosure in Item 5(a) of the Original Schedule 13D is hereby amended by amending and restating the first and second paragraphs thereof with the first and second paragraphs below and by amending and restating the fourth paragraph thereof with the third paragraph below, as follows:
(a) As a result of the acquisition of the Purchased Shares, Subsequently Purchased Shares and the ownership of the Previously Owned Shares, the Reporting Persons have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 81,772,950 Ordinary Shares and 1,281,011 ADSs (representing 6,405,055 Ordinary Shares), constituting approximately 36.4% of the outstanding Ordinary Shares of the Issuer (based on 242,224,744 outstanding Ordinary Shares as reported in the “Principal Shareholders” table included in the Issuer’s Prospectus, filed on January 23, 2008). According to the Prospectus, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement, total outstanding Ordinary Shares would be 287,052,799 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter’s exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of approximately 30.7%.
In addition, pursuant to the agreements set forth in the Second Shareholders Agreement and described in Item 4, the Reporting Persons may be deemed to have shared power to vote or direct the vote over the 75,072,007 Ordinary Shares and 3,529,096 ADSs (representing 17,645,480 Ordinary Shares) aggregately owned by the Sellers after the Closing, constituting approximately an additional 38.3% of the outstanding Ordinary Shares of the Issuer (based on 242,224,744 outstanding Ordinary Shares as reported in the “Principal Shareholders” table included in the Issuer’s Prospectus, filed on January 23, 2008). According to the Prospectus, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement, total outstanding Ordinary Shares would be 287,052,799 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter’s exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of approximately 32.3%.
The 81,772,950 Ordinary Shares and 1,281,011 ADSs (representing 6,405,055 Ordinary Shares) owned of record by the Reporting Persons are beneficially owned by members of a group comprising GE II LP, which is the registered direct owners of the Ordinary Shares and ADSs (acting by its general partner, GE General Partner), GE Jersey, GEIHL, COFRA Jersey, CHAG, the Managers (including GE Investments as managing member of GE LLP), FIDARC, GEHL and Fircroft as trustee for The Banbury Settlement.
The disclosure in Item 5(b) of the Original Schedule 13D is hereby amended and restated in its entirety by the paragraph below, as follows:
(b) Each of the Reporting Persons have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 81,772,950 Ordinary Shares and 1,281,011 ADSs (representing 6,405,055 Ordinary Shares). In addition, pursuant to the agreements set forth in the Second Shareholders Agreement, the Reporting Persons may be deemed to have shared power to vote or direct the vote of the Ordinary Shares and ADSs owned by the Sellers after the Closing, which as of the Closing constituted 75,072,008 Ordinary Shares and 3,529,096 ADSs (representing 17,645,480 Ordinary Shares) in the aggregate.
Item 7. Materials to be Filed as Exhibits
1. Joint Filing Agreement among the Reporting Persons, as amended by the inclusion of GEIHL.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 8, 2008

GOOD ENERGIES II LP acting by its General Partner
GOOD ENERGIES GENERAL PARTNER JERSEY LIMITED

by:	/s/ Fintan Kennedy	/s/ John Hammill

	Name: Fintan Kennedy	Name: John Hammill
	Title: Director	Title: Director

COFRA JERSEY LIMITED

by:	/s/ Fintan Kennedy	/s/ John Hammill

	Name: Fintan Kennedy	Name: John Hammill
	Title: Director	Title: Director

GOOD ENERGIES INC

by:	/s/ Richard Kauffman	/s/ John B. Rhodes

	Name: Richard Kauffman	Name: John B. Rhodes
	Title: Director	Title: Senior Advisor/Director

GOOD ENERGIES (UK) LLP acting by its managing member
GOOD ENERGIES INVESTMENTS LIMITED

by:	/s/ Andrew Lee	/s/ Farida Ankim

	Name: Andrew Lee	Name: Farida Ankim
	Title: Director	Title: Secretary

GOOD ENERGIES AG

by:	/s/ Sven Michael Hansen	/s/ Marcus George Strohmeier

	Name: Sven Michael Hansen	Name: Marcus George Strohmeier
	Title: Authorized Signatory	Title: Authorized Signatory

GOOD ENERGIES INVESTMENTS (JERSEY) LIMITED

by:	/s/ Fintan Kennedy	/s/ John Hammill

	Name: Fintan Kennedy	Name: John Hammill
	Title: Director	Title: Director

COFRA HOLDING AG

by:	/s/ H.A.S. Vellani	/s/ Rob Smeele

	Name: H.A.S. Vellani	Name: Rob Smeele
	Title: Director	Title: Authorized Signatory

FIDARC SARL

by:	/s/ Michel de Groote	/s/ Raf Bogaerts

	Name: Michel de Groote	Name: Raf Bogaerts
	Title: Manager	Title: Manager

GOOD ENERGIES HOLDING LIMITED

by:	/s/ Roland Beunis

Name: Roland Beunis
Title: Director

THE BANBURY SETTLEMENT THROUGH FIRCROFT LIMITED AS TRUSTEE

by:	/s/ Louise Adams

Name: Louise Adams
Title: Director

GOOD ENERGIES INVESTMENTS HOLDINGS LIMITED

by:	/s/ John Hammill	/s/ Paul Andrew Bradshaw

	Name: John Hammill	Name: Paul Andrew Bradshaw
	Title: Director	Title: Director

EXHIBIT INDEX
1. The Joint Filing Agreement among the Reporting Persons, originally filed as Exhibit 1 to the Original Schedule 13D, amended and restated in its entirety.

SCHEDULE K
DIRECTORS OF GOOD ENERGIES INVESTMENTS HOLDINGS LIMITED
The names of the Directors of Good Energies Investments Holdings Limited and the names and title of the Executive Officers and their principal occupations are set forth below. The business address of each of the Directors is that of Good Energies Investments Holdings Limited, 3rd Floor, Britannic House, 9 Hope Street, St. Helier, Jersey, JE2 3NS. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Good Energies Investments Holdings Limited and, except as indicated otherwise below, each individual is a citizen of the United Kingdom.

Name	Present Principal Occupation
John Barbenson Barrett	Director
Paul Andrew Bradshaw	Director
John David Drury	Director
John Hammill	Director
Gerrit Jan Martinus Pieters (Netherlands)	Director
Fintan Michael Kennedy (Ireland)	Director
Cheryl Myles	Director, Secretary